UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company)

VALASSIS COMMUNICATIONS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

918866104

(CUSIP Number of Class of Securities)

Todd L. Wiseley, Esq.

Valassis Communications, Inc.

19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Carol Anne Huff, Esq.

R. Henry Kleeman, Esq.

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on January 6, 2014 by Valassis Communications, Inc., a Delaware corporation (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by V Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), and subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), to purchase all of Valassis Communications, Inc.’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $34.04 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Merger Sub dated January 6, 2014, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the last paragraph of the subsection entitled “Certain Litigation.” the following paragraphs:

“On January 10, 2014, Lauren Beth Goff filed an amendment to the Goff Complaint (the “Amended Goff Complaint”) adding allegations that the Schedule 14D-9 failed to disclose all material facts regarding the proposed transaction to the Company’s stockholders and a motion for expedited proceedings in anticipation of a preliminary injunction motion and hearing. The foregoing summary of the Amended Goff Complaint does not purport to be complete and is qualified in its entirety by reference to the Amended Goff Complaint, which is filed as Exhibit (a)(5)(H) to this Schedule 14D-9.

On January 13, 2014, the Municipal Police Employees’ Retirement System of Louisiana, alleging itself to be a stockholder of the Company, filed a purported stockholder class action complaint in the Court of Chancery of the State of Delaware (the “Retirement System Complaint”) against all members of the Board and a motion for expedited proceedings in anticipation of a preliminary injunction motion and hearing. The Retirement System Complaint alleges that the members of the Board breached their fiduciary duties and duty of candor to the Company’s stockholders in connection with the Transactions. The suit seeks, among other things, an order enjoining the consummation of the Merger, rescission of the Merger if it has already been consummated, and an award for damages with interest and costs related to the action, including attorneys’ and experts’ fees. The Board believes the allegations are without merit and intends to defend the action vigorously. The foregoing summary of the Retirement System Complaint does not purport to be complete and is qualified in its entirety by reference to the Retirement System Complaint, which is filed as Exhibit (a)(5)(I) to this Schedule 14D-9.

Also on January 13, 2014, Thomas Carnevale filed an amendment to the Carnevale Complaint (the “Amended Carnevale Complaint”) adding allegations that the Schedule 14D-9 failed to disclose all material facts regarding the proposed transaction to the Company’s stockholders. The foregoing summary of the Amended Carnevale Complaint does not purport to be complete and is qualified in its entirety by reference to the Amended Carnevale Complaint, which is filed as Exhibit (a)(5)(J) to this Schedule 14D-9.”

Item 9. Material to be Filed as Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits on page 38 immediately following the Exhibit listed as Exhibit (a)(5)(G) the Exhibits as follows:

“(a)(5)(H) Amended Class Action Complaint filed in the Circuit Court for the County of Wayne in the State of Michigan, captioned Lauren Beth Goff, On Behalf of Herself and All Others Similarly Situated v. Valassis

Communications, Inc., Robert A. Mason, Robert L. Recchia, Alan F. Schultz, Joseph B. Anderson, Jr., Kenneth V. Darish, Thomas J. Reddin, Wallace S. Snyder, Luis A. Ubiñas, and Faith R. Whittlesey.

(a)(5)(I) Complaint filed in the Court of Chancery of the State of Delaware, captioned Municipal Police Employees’ Retirement System of Louisiana, on behalf of itself and all others similarly situated v. Alan F. Schultz, Robert L. Recchia, Faith Whittlesey, Joseph B. Anderson, Jr., Thomas J. Reddin, Luis Antonio Ubiñas, Kenneth V. Darish, Wallace S. Snyder and Robert A. Mason.

(a)(5)(J) Amended Class Action Complaint filed in the Oakland County Circuit Court in the State of Michigan, captioned Thomas Carnevale, Individually and on Behalf of All Others Similarly Situated v. Valassis Communications, Inc., Harland Clarke Holdings Corp., V Acquisition Sub, Inc., Joseph B. Anderson, Jr., Kenneth V. Darish, Robert A. Mason, Robert L. Recchia, Thomas J. Reddin, Alan F. Schultz, Wallace Snyder, Luis A. Ubiñas, and Faith Whittlesey.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 14, 2014

VALASSIS COMMUNICATIONS, INC.

By:	/s/ Todd L. Wiseley
Name:	Todd L. Wiseley
Title:	General Counsel and Corporate Secretary

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